EXHIBIT 99.1

News for Immediate Release

Electrovaya Receives Funding from the Government of Canada

C$2 million in funding to support investments in Electrovaya’s Canadian facility for automation and capacity enhancements

Toronto, Ontario – October  17, 2024 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ: ELVA; TSX: ELVA.TO), a lithium ion battery technology and manufacturing company, announced a C$2-million investment from the Government of Canada through the Federal Economic Development Agency for Southern Ontario (FedDev Ontario). This funding will be used to support investments in automation, AI and capacity enhancements at Electrovaya’s Mississauga, Ontario manufacturing facility.

“We are pleased to receive this non-dilutive funding from FedDev Ontario, which will be used to support further investments in our Canadian operations,” said Dr. Raj DasGupta, CEO of Electrovaya. “This funding will help assist the company in its goal to scale deployments of its Infinity Lithium Ion Battery technology in a wide range of applications that require industry leading safety and longevity including robotics, material handling, locomotives and other mission critical applications.”

“Southern Ontario has a rapidly growing EV sector and is home to many leading manufacturers across the EV supply chain that are using their expertise and talent to drive our EV sector forward,” said the Honourable Filomena Tassi, Minister responsible for the Federal Economic Development Agency for Southern Ontario. “The Government of Canada is committed to supporting these companies, including Electrovaya, as they help Canada to make progress towards its goal of reaching net-zero emissions and build a competitive EV sector in the region.”

For more information, please contact:

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

Brett Maas

Hayden IR

elva@haydenir.com

646-536-7331

Edward Hutchinson

Press Secretary

Office of the Minister responsible for the Federal Economic Development Agency for Southern Ontario

Edward.hutchinson@feddevontario.gc.ca

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

About FedDev Ontario

For 15 years, the Government of Canada, through FedDev Ontario, has worked to advance and diversify the southern Ontario economy through funding opportunities and business services that support innovation, growth and job creation in Canada’s most populous region. The Agency has delivered impressive results, which can be seen in southern Ontario businesses that are creating innovative technologies, improving productivity, growing revenues, creating jobs, and in the economic advancement of communities across the region. Learn more about the impacts the Agency is having in southern Ontario by exploring our investment profiles, our Southern Ontario Spotlight, and FedDev Ontario’s X, Facebook, Instagram and LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, revenue, purchase orders, revenue guidance, mass production schedules, ability to deliver to customer requirements and revenue growth forecasts for the fiscal year ending September 30, 2025. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the Company’s intention to repay the promissory notes by the amended maturity date are based on an assumption that the Company will be able to repay the promissory notes by the amended maturity date. Factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business, the Company’s liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2023 under “Risk Factors”, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.